January 2010: Fourth Quarter Review

Equity Advance Continues in Q4

country-regionplaceU.S. stocks closed out their best year since 2003 with a 5.5% advance in the final quarter. The S&P 500 returned 23.5% in 2009, but despite the big rebound, the index is still down 28.2% from its all-time 2007 high. In the last three months of the year, large-cap growth outpaced all size and style sectors, gaining 7.5%. Mid-cap growth, however, outperformed all sizes and styles for the year, picking up 44.5% in 2009.

Flood  of  Liquidity  Lifts  Stocks

Many standard investing strategies did not work very well in 2009. Much of the market's strength was due to a flood of liquidity by bailouts and stimulus plans rather than from individual investors. The money that flowed into the market didn't go to companies with strong expected earnings growth. It was put to work with a focus on stocks whose futures faced grave difficulties from the impact of the severe recession. Most of these companies were literally left for dead and, even in recovery, their future earnings growth looks to be disappointing. Investing in quality earnings growth generally produced returns that lagged those of the S&P 500 in 2009, as shown by two indices that are weighted towards such growth. The Investor's Business Daily Senior Growth Index appreciated only 18.2% last year while Value Line's 1 Rated Stocks (their best rating) returned only 14.2%.

Slow Recovery to Accelerate into 2010

Last year we had expected a relatively slow economic recovery to unfold. That turned out to be fairly accurate, as economic growth did not resume until the third quarter and then it was only a subpar 2.2%. Continued inventory rebuilding and export growth should result in over 6% growth in 2009's fourth quarter. First half 2010 GDP growth should level off to between 3% - 4%, and then continue at a somewhat slower pace for the rest of 2010. Interest rates should stay low, as the Fed deals with political pressures in an election year and unemployment remains slow to improve.

As the economy continues to improve, corporate earnings growth is likely to rebound over 20% for 2010, which should provide plenty of fuel for the stock market to continue to recover. Last year, simply surviving the recession was good enough for many companies to see their stock prices soar. In 2010 we expect quality earnings growth to resume its usual role as a predictor of the better performing stocks. Expected 2010 earnings are at a record high for healthcare and near a record high for technology. Healthcare stocks should perform well, as any new legislation appears to be less damaging to healthcare companies than previously expected. Technology stocks will benefit from a continued focus on the part of corporations to improve profit margins through enhanced productivity, as they appear to be reluctant to expand payrolls. Our portfolio remains overweight in both sectors.


MARKET  SECTOR  PRICE  CHANGES



   % 3 Months          %YTD
S&P 500 Index                    5.5%         23.5%
Russell Large Index              5.5%         25.5%
Russell Mid Index                5.4%         37.7%
Russell Small Index              3.5%         25.2%
Russell 3000 Index               5.4%         25.5%




Last  3  Months  and  YEAR-TO-DATE



VALUE     BLEND     GROWTH
          3.6%    5.5%    7.5%          LARGE
         16.3%   25.5%   34.8%
          4.6%    5.4%    6.4%          MEDIUM
         30.5%   37.7%   44.5%
          3.1%    3.5%    4.0%          SMALL
         17.7%   25.2%   33.5%




ECONOMIC  SECTOR  ALLOCATION



Sector                       Fund          S&P 500
Consumer Discretion           9.9%          9.4%
Consumer Staple               5.2%         11.7%
Energy                        7.4%         12.0%

Financial                    10.7%         14.5%
Health Care                  14.6%         12.8%
Industrials                   3.2%         10.4%

Information Tech             28.0%         18.9%
Materials                     9.9%          3.6%
Telecommunications            0.0%          3.1%

Utilities                     0.8%          3.6%
Sector-Specific ETFs          6.9%         N/A
Cash                          1.3%         N/A
Other                         2.1%         N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
10%          19%              32%        LARGE

3%            8%              14%       MEDIUM

4%            4%               6%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                    % of Fund
3M Company                                1.5%
Marvell Tech Group Ltd                    1.2%
J M Smucker Co                            1.1%
AmerisourceBergen Corp                    1.1%
J Crew Group Inc                          1.1%



TOP  FIVE  STOCK  HOLDINGS



                                          % of Fund
Apple Inc                                       2.8%
Newmarket Corp                                  2.7%
JP Morgan Chase & Co Inc                        2.2%
Google Inc                                      2.2%
International Business Machs                    2.2%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.